Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Draganfly Inc. (“Draganfly” or the “Company”)

235 103rd St. E.

Saskatoon, Saskatchewan S7N 1Y8

Item 2	Date of Material Change

February 21 and February 26, 2024

Item 3	News Release

News releases disclosing the material change were disseminated through the Globe Newswire on February 21 and February 26, 2024, and filed under the Company’s profile on SEDAR+ at www.sedarplus.ca.

Item 4	Summary of Material Change

On February 21, 2024, the Company announced it had commenced an underwritten public offering (the “Offering”) of units of the Company (the “Units”). On the same day, the Company announced the pricing of the Offering, and that it had filed a preliminary prospectus supplement (the “Preliminary Supplement”) relating to the Offering with the securities commissions in each of the provinces of British Columbia, Saskatchewan and Ontario and with the U.S. Securities and Exchange Commission (“SEC”) in the United States.

On February 26, 2024, the Company announced it completed the Offering and issued 13,400,000 Units at a price of US$0.27 per Unit, for gross proceeds of approximately US$3.6 million, and filed a final prospectus supplement (the “Final Supplement”).

Item 5	Full Description of Material Change

5.1	Full Description of Material Change

On February 21, 2024, the Company announced it had commenced the Offering of Units. On the same day, the Company announced the pricing of the Offering, and that it had filed the Preliminary Supplement relating to the Offering with the securities commissions in each of the provinces of British Columbia, Saskatchewan and Ontario and with the SEC in the United States.

On February 26, 2024, the Company announced it completed the Offering and issued 13,400,000 Units at a price of US$0.27 per Unit, for gross proceeds of approximately US$3.6 million, before deducting underwriting discounts and offering expenses. Each Unit consisted of: (i) one common share in the capital of the Company (each a “Common Share”) or one pre-funded warrants to purchase one Common Share in lieu thereof; and (ii) one common share purchase warrant in the capital of the Company (each a “Common Warrant”), with each whole Common Warrant entitling the holder thereof to purchase one Common Share at the exercise price of US$0.36 per Common Share for a period of five years following the date of issuance.

Maxim Group LLC acted as sole book-running manager for the Offering.

Draganfly intends to use the net proceeds from the Offering for general corporate purposes, including to fund its capabilities to meet demand for its new products including growth initiatives and/or for working capital requirements including the continuing development and marketing of the Company’s core products, potential acquisitions and research and development.

The Offering was made pursuant to an effective shelf registration statement on Form F-10, as amended, (File No. 333-271498) previously filed with and subsequently declared effective by the SEC on July 5, 2023 and the Company’s Canadian short form base shelf prospectus dated June 30, 2023 (the “Base Shelf Prospectus”). Draganfly offered and sold the securities in the United States only. No securities were offered or sold to Canadian purchasers.

The Preliminary Supplement, the Final Supplement and accompanying Base Shelf Prospectus relating to the Offering and describing the terms thereof have been filed with the applicable securities commissions in each of the Canadian provinces of British Columbia, Saskatchewan and Ontario and with the SEC in the United States, and copies are available for free by visiting the Company’s profiles on the SEDAR+ website at www.sedarplus.ca or the SEC’s website at www.sec.gov, as applicable.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Paul Sun, Chief Financial Officer
Tel: 1.800.979.9794

Item 9	Date of Report

February 29, 2024

Forward-Looking Statements

Certain statements contained in this material change report may constitute “forward-looking statements” or “forward-looking information” within the meaning of applicable securities laws. Such statements, based as they are on the current expectations of management, inherently involve numerous important risks, uncertainties and assumptions, known and unknown. In this material change report, such forward-looking statements include, but are not limited to, statements regarding the intended use of proceeds. Actual future events may differ from the anticipated events expressed in such forward-looking statements. Draganfly believes that expectations represented by forward-looking statements are reasonable, yet there can be no assurance that such expectations will prove to be correct. The reader should not place undue reliance, if any, on any forward-looking statements included in this material change report. These forward-looking statements speak only as of the date made, and Draganfly is under no obligation and disavows any intention to update publicly or revise such statements as a result of any new information, future event, circumstances or otherwise, unless required by applicable securities laws. Investors are cautioned not to unduly rely on these forward-looking statements and are encouraged to read the offering documents, as well as Draganfly’s continuous disclosure documents, including its current annual information form, as well as its audited annual consolidated financial statements which are available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar..